Exhibit 4.39

EMPLOYMENT AGREEMENT

This Employment Agreement made as of the 6th day of June, 2011.

BETWEEN:

OLYMPUS PACIFIC MINERALS INC, a Canadian company having its head office at 10 King Street East, Suite 500, Toronto, Ontario  M5C IC3, Canada

(the "Company")

 OF THE FIRST PART
AND:

JEFFREY D. KLAM, whose address is 91 Lonsdale Road, Toronto, Ontario  M4V 1W4, Canada

(the "Employee")

 OF THE SECOND PART

WHEREAS:

A.	The Company wishes to retain the services of the Employee as set out in Schedule “A” on the terms and conditions of this Agreement.

B.
Further to the letter of offer dated April 5, 2011, the Employee and the Company have agreed to enter into this employment agreement to ensure that the Employee will provide his services to the Company and further to evidence the salary and other benefits to be received by the Employee in respect to such services.

NOW THEREFORE, in consideration of the mutual covenants and premises herein contained, in consideration of the Employee continuing to provide his services to the Company, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties) the Employee and the Company hereby agree as follows:

1.                      Interpretation and Schedules

1.1                      Interpretation

For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	"affiliate" and “associate” have the meanings given to them by the Canada Business Corporations Act;

(b)	"Board" means the Board of Directors of the Company;

(c)	"Agreement" means this employment agreement as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof;

(d)	the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision;

(e)	“Term” means the period of the engagement of the Employee as set out in Schedule “A”;

(f)	all references to currency shall mean the currency set out in Schedule “B”;

(g)	a reference to an entity includes any entity that is a successor to such entity;

(h)	the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof; and

(i)
a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations.

1.2                      Schedules

The following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be a part hereof:

Schedule “A”	-	Position and Responsibilities of the Employee

Schedule “B”	-	Compensation Schedule and Criteria for Bonus

2.                      Engagement

(a)	The Company hereby engages the Employee as set out in Schedule “A” and the Employee hereby accepts such engagement by the Company upon and subject to the terms and conditions hereinafter set forth.

(b)	Such engagement will commence on the date of this Agreement and will continue until the expiry of the Term or until terminated as hereinafter provided.

(c)	The Employee’s responsibilities, duties and authority shall be as provided in Schedule “A”.

(d)
The Employee shall be present at and perform his duties at such location, or locations set out in Schedule “A”, and as mutually agreed between the Employee and the Company, but, recognizing that the position will require a considerable level of travel, the Employee shall be present at and perform his duties in other jurisdictions with such frequency and for such duration as is reasonably necessary for the proper and timely performance of the Employee's duties hereunder, provided that:

(i)	the Employee must first provide its consent to any relocation for a term of greater than three (3) months in any one year; and

(ii)	The Employee cannot be required to be on the road traveling for the Company on business for more than sixty (60) calendar days in any one year.

(e)
The Employee shall devote so much of his time to the business and affairs of the Company as provided in Schedule “A” and as mutually agreed upon between the Employee and the Company and shall well and conscientiously serve the Company and use his best efforts to promote the interests of the Company during the continuation of its services hereunder.

(f)
In the event that any person, or any person and its affiliates, as such terms are defined in the Canada Business Corporations Act (the “CBCA”), begins a tender or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, the Employee agrees that the Employee will not voluntarily leave the employ of the Company, and will render services to the Company in accordance with his position, and in the best interests of the shareholders, until such person has abandoned or terminated efforts to effect a takeover of control of the Company or until such a takeover of control of the Company has occurred.  For the purposes of this Agreement, takeover of control shall be evidenced by (i) the acquisition by any person, or by any person and its affiliates, as such terms are defined in the CBCA, and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 50% or more of the outstanding common shares of the Company (ii) the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company's board who were not nominees of the Company's incumbent board at the time immediately preceding such election; or (iii) consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect, except where such sale or transaction is for the purpose of financing the construction of a mine (a “Takeover of Control”).

(g)
As used herein voluntary termination by the Employee of his employment with the Company for “Good Cause” means termination after a Takeover of Control of the Company following the occurrence of one of the following events without the Employee’s express written consent:

(i)
without the written agreement of the Employee, the nature of the duties, requirements and arrangements of the Employee are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Employee as set out in Schedule “A” for a publicly listed mining company;

(ii)	a reduction by the Company in the Employee's base compensation set out in Schedule “B” as in effect immediately prior to the Takeover of Control;

(iii)
a change in the principal executive office of the Company to a location more than fifty (50) kilometres from the location of the principal executive office of the Company immediately prior to the Takeover of Control;

(iv)
the requirement by the Company that the Employee be based anywhere other than within a fifty (50) kilometre radius of his location, or locations,  set out in Schedule “A” immediately prior to the Takeover of Control; or

(v)
the failure by the Company to continue in effect, or a change of the Employee’s participation in benefits under any bonus or incentive compensation or benefit plan, any stock ownership, stock purchase, stock option or other equity incentive plan, any life, health, accident, disability or similar plan providing welfare benefits or any plan or program of fringe benefits in which the Employee is participating immediately prior to a Takeover of Control (the "Existing Plans"), the effect of which would be to materially reduce the total value, in the aggregate, of the Employee’s benefits under all the Existing Plans and all amendments thereto and plans substituted therefore, as compared to the Employee’s benefits under the Existing Plans as they existed immediately prior to the Takeover of Control, or the failure by the Company to provide the Employee with the number of paid vacation days to which the Employee is entitled in accordance with the Company's general vacation policy in effect immediately prior to the Takeover of Control.

3.                      Compensation

(a)	The Employee will be compensated as provided in Schedule “B”.

(b)
The Company shall deduct from the salary of the Employee the taxes and other source deductions, including the Canada Pension Plan deductions and Employment Insurance to the Canada Revenue Agency at the time of payment or such other governmental authorities as prescribed by law.

(c)	The Company will reimburse the Employee in accordance with Schedule “B” for expenses incurred in connection with the business of the Company and any of its subsidiaries.

(d)	The Employee shall submit bills and vouchers reasonably satisfactory to the Board supporting all requests for reimbursement hereunder.

(e)
The Employee is entitled to participate in any pension, profits sharing or bonus program, stock option, stock purchase, stock appreciation, and health or medical insurance, or other benefit plans or retirement rights from time to time established by the Company and to which employees of the Company or any of its subsidiaries or affiliates are from time to time entitled.  As a term of its engagement, the Employee will be: (i) enrolled in the Company's benefit plans effective the date of the signing of this Agreement and (ii) granted stock options pursuant to Schedule “B”.

(f)	If the Employee dies during the Term of this Agreement, all options which have been granted to that date will vest and become exercisable pursuant to Schedule “B”.

4.                      Holidays and Sick Days

The Employee will be entitled to such weeks of annual holidays and sick days with pay as specified in Schedule “B” during the Term of this Agreement with none of such holidays or sick days to be carried through to the next year.  Holidays will be taken at a time to be mutually agreed between the Employee and the Company.

5.                      Termination

(a)
The Employee may terminate this Agreement and the employment of the Employee by giving the Company prior written notice (the “Employee’s Termination Notice”) as set out in Schedule “B”, provided that the Company shall, subject to Section 5(g), have the right to give written notice to the Employee that the Company is waiving the full notice period and is permitting this Agreement and the services of the Employee to be terminated upon a date that is less than the prior written notice set out in Schedule “B” after the date of the Employee’s Termination Notice as determined by the Company and further provided that all salary, benefits and bonuses payable to the Employee hereunder and all other obligations of the Company to the Employee hereunder shall cease upon the date specified in the Employee’s Termination Notice or the Company’s Termination Notice, whichever is applicable, notwithstanding the provisions of Section 2 or any other Section hereof.  Any monies owed by the Employee to the Company up to the date of termination shall be then paid by the Employee to the Company.

The Employee shall be entitled to terminate this Agreement immediately upon serving written notice to the Company in the event that:

(i)	a receiver or liquidator is appointed in respect of the Company; or

(ii)
the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Employee.

(b)
The Company may at any time other than from the commencement of any steps to effect a Takeover of Control through to twelve (12) months following a Takeover of Control, terminate this Agreement and the employment of the Employee without cause. In this event the Company shall be obligated to provide the Employee with a severance payment in lieu of notice. Such severance payment shall be payable on the fifth (5th) calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:

(i)
the Employee's full salary through to the date of termination at the rate in effect at the time the Company’s Notice of Termination was given, the amount of any expenses reimbursable pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Employee which have not been paid;

(ii)	in lieu of further salary for periods subsequent to the date of the Company’s Notice of Termination, a severance payment equal to the number of months set out in Schedule

“B” at the rate of the Employee's then existing annual salary pursuant to Schedule “B”; and

(iii)	the Employee’s options on shares of the Company, if any, shall vest and expire as set out in the Company’s Stock Option Plan.

Termination of the Agreement in accordance with this Section shall relieve the Company from any and all obligation, liability or claim by the Employee, exclusive of monies owing to the Employee up to the date of termination.

(c)
The Company may at any time terminate the services of the Employee and this Agreement for any just cause that would in law permit the Company to, without notice, terminate the Employee, in which event the Employee shall not be entitled to a severance payment in lieu of the payment as set out in Sections 5(b)(ii) or (iii), but shall be entitled to the amount of the Employee’s salary due through to the date of the notice of termination as set out in Section 5(b)(i).

(d)
This Agreement shall be deemed to have been terminated by the Company if without the written agreement of the Employee, the nature of the duties, requirements and arrangements of the Employee are substantially changed from those set out in Schedule “A” such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Employee as set out in Schedule “A” for a publicly listed mining company, in which event the Company shall be obligated to provide the Employee with a payment as described in Section 5(b).

(e)
Any termination by the Company pursuant to Section 5(b) or (c) shall be communicated by written Notice of Termination.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause under Section 5(c), shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Employee's employment in the case of Section 5(c). For purposes of this Agreement, no such purported termination shall be effective without such notice.

(f)
On the termination of his employment for any reason, the Employee agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in his possession or under his control and, if applicable, the Employee’s resignation as a Director of the Company and any subsidiary of the Company, effective immediately.

(g)
Notwithstanding the provisions of Sections 5(a), (b) and (c) the parties acknowledge that, given the particular enterprise and business of the Company it is crucial and necessary that the Employee maintains a close relationship with the Board based on mutual loyalty, respect and trust. Accordingly, the Company agrees that the Employee shall have a special right to terminate its engagement with the Company pursuant to this Section for Good Cause (as defined in Section 2(g)) at any time within twelve (12) months of the Takeover of Control of the Company (as defined in Section 2(f)) by giving notice of his resignation in writing to the Board. Further, the Company may at anytime from the commencement of any steps to effect a

Takeover of Control through to twelve (12) months following a Takeover of Control, terminate this Agreement and the employment of the Employee without cause by giving notice of the Employees termination in writing to the Employee.  The notice of resignation or notice of termination pursuant to this Section must be in writing, must cite this Section 5(g) and must contain at least one (1) month’s notice and not more than two (2) months notice. The Employee will not receive any payment unless a notice of resignation is provided to the Company or a notice of termination is provided from the Company. The Employee must exercise this right within twelve (12) months of the Takeover of Control as referred to herein. The Company shall be obligated to provide the Employee with a payment on the fifth (5th) calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, pursuant to this Section and the date the Employee actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following amounts:

(i)
the Employee’s full salary through to the Date of Resignation at the amount of the Employee’s then existing annual salary pursuant to Schedule “B” at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses pursuant to Schedule “B”, plus an amount equal to the amount, if any, of any bonuses previously made to the Employee which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(ii)
in lieu of further salary for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in Schedule “B” at the rate of the Employee’s then existing annual salary and incentive bonus pursuant to Schedule “B”;

(iii)
subject to Section 5(g)(iv), in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Employee under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth (4th) calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Employee, whether or not then fully exercisable, and the higher of (A) the average of the closing prices of the Company’s common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (B) the average price actually paid for the most highly priced one percent (1%) of the Company's common shares, however and for whatever reason by any person who achieves a Takeover of Control as such term is defined in Section 2(f); and

(iv)
notwithstanding Section 5(g)(iii), the Employee shall have the right, exercisable up to the fourth (4th) calendar day following the Date of Resignation, to elect to waive the application of Section 5(g)(iii) following the Date of Resignation. The Employee may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

(A)
in accordance with the Company’s stock option plan, the Employee’s unvested options on shares of the Company shall immediately vest and the Employee's vested options on shares of the Company will expire within ninety (90) calendar days of the Date of Resignation; and

(B)	the Company shall be relieved of any obligation in connection with termination of the Employee's employment to make the payment in Section 5(g)(iii),

The Employee agrees to accept such compensation in full satisfaction of any and all claims the Employee has or may have against the Company and the Employee agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

(h)
If the Employee should die during the period of his employment hereunder, termination of his employment shall be deemed to have been effected by the Company and the provisions of Section 5(b) shall apply. In such event, any payment to be made to the Employee pursuant to this Agreement shall be paid to the legal representatives of the Employee provided the Company has received notice of claim from the Employee's legal representative within sixty (60) calendar days of the Employee's death, provided further that any outstanding stock options shall continue to be exercisable by the legal representatives of the Employee.

(i)
The Employee shall not be required to mitigate the amount of any payments provided for under any paragraph of this Section 5 by seeking other employment or otherwise nor shall the amount of any payment provided for in this Section 5 be reduced by any compensation earned by the Employee as the result of employment by another employer after the date of termination or otherwise.

(j)	The Company shall have full rights to offset any money properly due by the Employee to the Company against any amounts payable by the Company to the Employee hereunder.

(k)	The Employee will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

6.                      Successors, Binding Agreement

This Agreement shall enure to the benefit of and be binding upon and shall be enforceable by and against the Company's successors and assigns. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all, or substantially all, of the business or assets of the Company, by agreement in form and substance satisfactory to the Employee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.  As used in this Agreement, "the Company" shall be defined in the preamble to this Agreement and include any successor to its business or assets which executes and delivers the agreement provided for in this Section 6 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.  This Agreement shall enure to the benefit of and be enforceable by the Employee's heirs, administrators, executors and successors and assigns to the extent permitted herein.

7.                      Notices

For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or faxed  or on the fifth calendar day when mailed in Canada by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

(a)           If to the Employee, at the address and fax number provided in Schedule “A”.

(b)           If to the Company:

Olympus Pacific Minerals Inc.
10 King Street East, Suite 500
Toronto, Ontario
M5C 1C3 Canada

Fax (416) 572-4202

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

8.                      Governing Law

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the Province of Ontario and the law of Canada.

9.                      Miscellaneous

No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Employee and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

10.                      Severability

The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability or any other provision of this Agreement, which shall remain in full force and effect.

11.                      Counterparts and Facsimile

This Agreement may be executed in one or more counterparts and by facsimile transmission, each of which shall be deemed to be an original but all of which together will constitute one and the same Agreement.

12.                      Assignability

Neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder, except as provided in Section 6.  Without limiting the foregoing, the Employee's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, and in the event of any attempted assignment or transfer contrary to this paragraph the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

13.                      Competitive Activity

Except to the extent provided in Schedule “A”, during the Term of this Agreement and for the period set out in Schedule “A” following the date of termination of this Agreement, the Employee shall not:

(a)	be directly or indirectly engaged in any company or firm which is a direct competitor to the Company in any province in Canada or any country where the Company is carrying on business;

(b)	be employed by another company which may be formed as a direct competitor to the Company in Canada;

(c)	intentionally act in any manner that is detrimental to the relations between the Company and its customers, employees or investors; and

(d)
solicit any of the customers, employees and investors of the Company or be connected with any person, firm or corporation soliciting or servicing any other customers, employees or investors of the Company.

14.                      Confidentiality

The Employee shall not either during the Term of this Agreement or at any time thereafter divulge, publish or otherwise reveal either directly or indirectly or through any person, firm or corporation the private affairs or secrets of the Company, its subsidiaries or affiliates to any person or persons other than the Directors of the Company and shall not without the prior written consent of the Company either during the continuance of this Agreement or at any time thereafter use for its own purpose or any purpose other than those of the Company any information it may acquire in relation to the business and affairs of the Company.  The Employee agrees, during the Term of this Agreement and at all times thereafter to keep confidential all information and material provided to it by the Company, excepting only such information as is already known to the public, and including any such information and material relating to any customer, vendor or other party transacting business with the Company, and not to release, use or disclose the same except with the prior written permission of the Company.  The within understanding shall survive the termination or cancellation of this Agreement, even if occasioned by the Company's breach or wrongful termination. The Employee agrees to keep the financial terms of this Agreement confidential, except to the extent as may be required for compliance with applicable regulatory and securities rules, regulations and laws.

15.                      Time of the Essence

Time shall be of the essence of this Agreement.

16.                      Entire Agreement

This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any of its officers or agents.

17.                      Indemnity

To the full extent allowed by law, the Company shall indemnify and save the Employee harmless:

(a)
from and against any and all claims of every nature and kind whatsoever which may be made against it by any person, firm, corporation, government, or by any governmental department, body, commission, board, bureau agency or instrumentality including the Crown in any of her capacities, arising out of or in any way connected with the management, operation, activities or existence of the Company;

(b)
from and against any and all liability, losses, damages, costs, charges, expenses, fines and penalties which the Employee may sustain, incur or be liable for including, without limitation, any amount paid to defend or settle an action or satisfy a judgment, in consequence of the Employee acting as an officer and/or director of the Company whether sustained or incurred by reason of its negligence, default, breach of duty, breach of trust, failure to exercise due diligence or otherwise in relation to the Company; and

(c)
in particular, and without in any way limiting the generality of the foregoing, from and against all liabilities and penalties, at any time imposed upon the Employee or any claims at any time made against the Employee under or by virtue of any provision in any law or regulation which in any way involves the affairs or business of the Company.

IN WITNESS WHEREOF, the parties have caused this Agreement to he executed and delivered as of the day and year first above set forth.

OLYMPUS PACIFIC MINERALS INC. By: “John Seton”
Name:	John Seton
Title:	Chief Financial Officer

“Jeffrey Klam”

JEFFREY D. KLAM

SCHEDULE “A”
POSITION AND RESPONSIBILITIES OF THE EMPLOYEE

(a)	Name of Employee: Jeffrey D. Klam

Address:                                91 Lonsdale Road,
Toronto, Ontario
M4V 1W4

Fax Number:

(b)	Position: General Counsel

(c)
Position Description:          The General Counsel will be the Chief Legal Officer of the Company and responsible for all legal matters affecting the Company, and will be responsible for the legal functions within the Company and its subsidiaries.

(d)
Term:                                     Subject to termination in accordance with Section 5 of this Agreement, this Agreement and the Employee’s employment hereunder will commence on June 6, 2011 and will continue indefinitely thereafter.

(e)
Location(s):                           The position is Toronto office based.  The senior corporate role of General Counsel will however from time to time involve extensive travel on Company business.  The Company will provide you with all necessary equipment (including smartphone & laptop computer) for use in performing your regular duties.

The majority of the Company’ projects are in south-east Asia.  In addition to its Toronto Stock Exchange listing, the Company has a listing on the Australia Securities Exchange and the Frankfurt Stock Exchange, and is a reporting issuer in the USA, with its common shares being quoted on OTC Bulletin Board.  The Company also has a corporate office in Auckland, New Zealand.

The Company’s corporate activities also involve dealings with investors, institutions, brokers, fund managers, joint venture partners, government departments, regulatory authorities and competitor companies in the resource sector in Australia, New Zealand, Vietnam, Malaysia, Philippines, London, Paris, Zurich, Munich, Toronto, New York and Los Angeles.

Therefore the Employee will be expected to travel within Canada and overseas to deal with the Company’s ongoing business activities as required.

(f)	Responsible to: Chief Financial Officer

(g)	Responsibilities, Duties and Authority: The Employee’s responsibilities, duties and authority, include but are not limited to, the following:

(i)	Acquisitions and Transactional Matters: Advising on transaction structure and documentation, negotiations related to acquisitions, financing and management agreements, supervision of outside counsel.

(ii)	Transactional Library: Maintain knowledge base of previous financing and acquisition arrangements as needed for ongoing obligations and ongoing new financing needs.

(iii)	Contractual Matters: All contractual relationships the firm enters into are undertaken with participation and guidance from the Employee.

(iv)
Regulatory Compliance and Stock Exchange Listings:  As a reporting issuer with common shares listed for trading on the Toronto Stock Exchange, Australian Securities Exchange and Frankfurt Stock Exchange, quoted on the OTC Bulletin Board and general financing activities, such as managing compliance programs and education (i.e., maintaining firm compliance policies and procedures), regulatory compliance with the securities regulatory authorities in the Company’s reporting jurisdictions as well as the rules and policies of the Toronto Stock Exchange, Australian Securities Exchange, Frankfurt Stock Exchange and the OTC Bulletin Board.

(v)	General In-House Counsel Matters: Corporate secretarial, investor relations, employment issues, intellectual property, facilities issues, litigation, and general “housekeeping” matters.

(vi)	Infrastructure Matters: Negotiation of contractual relationships for the supply and maintenance of ongoing technology systems and related software.

(vii)	Licensing Matters: Acquisition, monitoring and preservation of all mining and land titles associated with the company and its subsidiaries

(h)
Time Spent on the Company: Full time salaried position. Normal office hours of 8:00 a.m. to 5:00 p.m., five days a week in the Toronto office.  In the senior position of  General Counsel you will however, at reasonable times, be expected to be available as required and, particularly during negotiations and completing agreements and or major funding or contracts, be available extended hours and on weekends.

(i)	Number of Months wherein Competitive Activity is Limited: Six months following termination or resignation.

(j)	Additional Terms:

SCHEDULE “B”
COMPENSATION SCHEDULE AND CRITERIA FOR BONUS

(a)	Name: Jeffrey D. Klam

(b)	Position: General Counsel

(c)	Year: June 6, 2011 to December 31, 2011

(d)	Currency: Canadian dollars

(e)	Annual Base Salary = C$175,000 per annum, paid monthly on, or about, the 15th of each month.

(f)	Short Term Incentive Program (“STIP”): The Employee is entitled to participate in the Company’s STIP pro-rated to reflect the months employed during the year ended December 31, 2011 as follows:

(i)	Target Bonus as % of Annual Base Salary (%): 10%

(ii)	Threshold Bonus as a % of Annual Base Salary (%): 15%

(iii)	Maximum Bonus as a % of Annual Base Salary (%): 20%

(iv)	Target:The targets are company-wide and achievement is assessed by the Compensation Committee, against the following:

A.	Production:1/3 reaching budgeted YTD ounces produced (45,000 oz)

[Threshold = 85% - 94%, Target = 95% - 105%, Maximum = 106%]

B.
Financial:1/3 reaching quarterly Budgeted YTD cash from operations after all costs & overheads (including corporate and working capital changes) have been paid and generallyachieving the programme & budget as approved

[Threshold = 85% - 94%, Target = 95% - 105%, Maximum = 106%]

C.	Exploration:

I.	1/6 improving categorization/quality of existing resources and delineating between 500,000 and 800,000 additional NI 43-101 / JORC verifiable oz and between 250,000 and 500,000 oz geological potential

[Threshold = 500s, Target = 600s, Maximum = 700s]

II.	1/6 delineating between 250,000 and 500,000 oz geological potential

[Threshold = 250 - 299, Target = 300s potential, Maximum = 400s]

(i)	Account Details for Payments to be made to:

Bank name: [Redacted: Bank information]
5 digit transit number: [Redacted: Bank information]
3 digit bank number: [Redacted: Bank information]
Account number: [Redacted: Bank information]

(j)
Reimbursable Expenses:  The Employee will be reimbursed for any reasonable out-of-pocket expenses incurred by the Employee in connection with the business of the Company and any of its subsidiaries, subject to any expenses in excess of $2,500 require pre-approval from the Company.

(k)	Number of Months for Payment Pursuant to Termination: Two (2)

(l)	Prior Written Notice of Termination by Employee: At least two (2) months

(m)	Severance Payment Period: Two (2) months

(n)	Number of Months for Payment Pursuant to Takeover of Control: Six (6)

(o)	Annual Holidays: Twenty (20) business days for each twelve (12) months of service to be accrued monthly and taken at mutually agreed times.

(p)	Sick Days: Ten (10) working days per year sickness benefit. Any further payment is at the discretion of the Company.

(q)	Salary Reviews: In November of each year to be effective from January 1 each year, commencing with the first review in November 2011.

(r)	Fees and practice insurance as required by the LSUC

Equity Incentive: On the date of commencement and subject to regulatory acceptance, you will receive options to purchase capital in the Company exercisable at $0.72 to a value of $15,000.  (Please note this is the same price as options issued under the 2011 LTIP.)  These options shall vest in the Employee as to one-third (1/3), six (6), twelve (12) and eighteen (18) months following the commencement date of employment, and will otherwise by subject to TSX Listing Rules and shall lapse in the event you cease to be an employee of the Company.  For the avoidance of doubt, this grant of options shall not confer any entitlement to or expectation of future grants which shall be determined by the Company’s Board of Directors at its sole discretion.